UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 11, 2009 with respect to the Registrant’s results of operations for the quarter ended March 31, 2009.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended March 31, 2009.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended March 31, 2009.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the quarter ended March 31, 2009.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: May 11, 2009.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated May 11, 2009.

2.	Registrant’s management discussion.

3.	Registrant’s unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial 5. statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results For First Quarter Ended March 31, 2009

Hadera, Israel, May 11, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the first quarter ended March 31, 2009. The Company, its subsidiaries and associated companies are referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd.(“H-K”)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales

Aggregate sales amounted to NIS 830.0 million during the reported period, as compared with NIS 847.6 million in the corresponding period last year.

Aggregate operating profit totaled NIS 63.9 million during the reported period, as compared with NIS 59.8 million in the corresponding period last year. The growth in aggregate operating profit that was achieved despite the erosion of prices at some of the companies originates from the improved growth and the profits of the Group’s operations in the marketing of office supplies, the continuing growth and improved profitability at H-K in Israel and the continuing trend of scaling down the operating loss in Turkey, coupled with non-recurring revenues on account of a unilateral dividend from an associated company.

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera, H-K. Consolidated Data include the sales turnover of Carmel Containers Systems Ltd. (“Carmel”) and Frenkel- C.D. Ltd. (“Frenkel- C.D.”) that were consolidated as of September 2008 due to the completion of transaction for the acquisition of Carmel shares.

As of January 1, 2009, the Company has been implementing IFRS8, and has consequently identified the packaging products and cardboard sectors, covering the operations of both Carmel and Frenkel CD as a separate sector.

Consolidated sales in the reported period amounted to NIS 229.9 million, as compared with NIS 142.5 million in the corresponding period last year, representing a 61.3% increase which is primarily due to the consolidation of the data of Carmel and Frenkel CD during the reported period, amounting to approximately NIS 132.5 million, that had not been consolidated last year.

Operating profit totaled NIS 18.5 million during the reported period, as compared with NIS 17.5 million in the corresponding period last year. The improvement in the operating profit despite the erosion of selling prices of packaging paper and recycling, originated from an improvement in the profitability of Graffiti, coupled with the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend that was offset by a certain slowdown in the operations of some of the companies as a result of the global crisis and its local influence.

The net profit attributed to the Company’s shareholders in the reported period amounted to NIS 19.1 million, as compared with net profit of NIS 21.3 million in the corresponding period last year, and was affected by improved profitability at some Group companies in Israel due to income recorded from distribution of unilateral dividend in respect of the distribution of preferred shares by an associated company, that resulted in net revenues to the Company amounting to approximately NIS 8.4 million. Furthermore, the reduction in the Company’s share of losses from operations in Turkey (KCTR), as compared with the corresponding period last year has also contributed to improved profitability, while net profit decreased due to the recording of an expenditure amounting to NIS 3.0 million from the valuation of the Mondi PUT option.

Basic earnings per share amounted to NIS 3.77 per share ($0.90 per share) in the reported period, as compared with NIS 4.20 per share ($1.18 per share) in the corresponding period last year.

The negative inflation rate during the reported period amounted to -0.1%, as compared with a positive inflation rate of 0.1% in the corresponding period last year.

The USD exchange rate was devalued in the first quarter of this year by 10.1%, as compared with a 7.6% revaluation in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that “The Group manages an extensive, relatively diversified portfolio of companies and businesses – and this fact helps the Group to face the global and domestic crisis. The Company’s operating segments are focused on basic consumer goods and inputs, which are relatively less impacted by implications of the global financial and economic crisis. In the first quarter of 2009, the downward trend in input prices continued for fiber, chemicals and commodities as a result of the global crisis, which partially compensates for the slow-down in operations in both domestic and export markets. These savings were partially offset by higher electric utility prices in the first quarter of 2009 and by higher water prices. The NIS devaluation vs. the USD, and the NIS devaluation vs. the Euro have both negatively impacted imported inputs for the Company, while improving the sale prices that have been eroded, as set forth above, in the Company’s major operating segments, wherein prices are denominated in USD. The overall business range and currency operations of the Hadera Paper Group, is relatively balanced and the Company’s exposure to sharp fluctuations in exchange rates is therefore low. In view of the Company’s estimates regarding continued paper imports at dumping prices, in both packaging paper and fine paper, the Company and Mondi Hadera, have appealed to the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (“the Supervisor”) and has filed a complaint concerning import at dumping of packaging paper from several European countries to Israel. The Supervisor decided to launch an investigation of this issue. There is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.”

2

In the reported period, the Company continued to expand the new recycled packaging paper manufacturing network, and construction of the facility at the Hadera site is making progress, in preparation for installation of equipment, which has started arriving on site, toward the planned complete operation of the new machine in early 2010.

Financial expenses during the reported period amounted to NIS 4.6 million, as compared with NIS 6.8 million in the corresponding period last year.

The company’s share in the earnings of associated companies totaled NIS 15.0 million during the reported period, as compared with NIS 14.6 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) decreased by NIS 2.5 million. The decrease in income was primarily due to a decrease in Mondi’s operating income, from NIS 9.6 million last year to NIS 5.4 million this year – primarily due to price erosion due to the devaluation of the US dollar. The net profit also decreased as a result of a slight increase in financial expenses in the reported period in relation to last year, primarily on account of the impact of the devaluation of the NIS against the dollar.

–	The company’s share in the net profit of H-K Israel (49.9%) increased by NIS 1.7 million. Hogla’s operating income increased from NIS 41.1 million to NIS 47.9 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in certain areas of operation, the continuing trend of raising the proportion of some of the premium products out of the products basket, while innovating products and empowering the Company’s brands, the lower prices of some of the inputs at the Company in light of the erosion of global commodity prices, the continuing efficiency measures across the company and the savings realized in purchasing – have all contributed to the significant improvement in earnings.

–	The company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) has decreased by approximately NIS 2.0 million. The significant decrease in the loss is attributed to the growth in the volumes of operation that led to a significant reduction in the operating loss, from NIS 11.0 million last year to NIS 7.9 million this year. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla – last year and during the reported period – the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

3

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts
Three months ended March 31,
NIS IN THOUSANDS (1)

	2009	2008

Net sales	229,881	142,519

Net earnings attributed to the Company's
shareholders	19,079	21,270

Basic net earnings per share attributed to
the Company's shareholders	3.77	4.20

Fully diluted earnings per share attributed
to the Company's shareholders	3.77	4.20

(1) The representative exchange rate at March 31, 2009 was NIS 4.188=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il

4

Exhibit 2

Translation from Hebrew

May 10, 2009

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of Hadera Paper Group Ltd. (“Hadera Paper” or “The Company”) (formerly - American Israeli Paper Mills - “AIPM”) for the first three months of 2009. The Company, its consolidated subsidiaries and its associated companies - hereinafter: “The Group”.

A.	Description of the Corporation’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on American Stock Exchange, AMEX.

2.	General

a	Principal Current Operations

1.	The Business Environment

The local and global economic crisis deepened in the first quarter of this year, as part of the global financial crisis. Growing unemployment in Israel and worldwide, significant cut-backs in investment and in credit have significantly impacted demand and global trading in the finance, services and consumer goods sectors.

During the reported period, global and domestic financial markets continue to be unstable, and steps initiated by governments and countries around the world to inject capital and expand credit should gradually rein in the deepening recession and expand investment, while reducing unemployment and gradually encouraging demand – leading to higher consumption by the institutional and private sectors.

2.	Impact of the business environment on Company operations

Hadera Paper Group manages an extensive, relatively diversified portfolio of companies and businesses – and this fact helps the Group to face the global and domestic crisis. The Company’s operating segments are focused on basic consumer goods and inputs, which are relatively less impacted by implications of the global financial and economic crisis.

Operations in the paper product segment are in the B2B markets and in B2C markets, are exposed to relatively minor fluctuations in demand during crisis periods, such as the current one; changes in demand for FMCG products, such as paper products and absorbent products, ranges from zero to a 5%-10% decline, with the impact primarily felt in price competition and in customer and consumer preference toward attractively-priced products.

The Company has adopted a multi-year marketing business strategy, for Premium, Value and Economy products, which affords the Company the necessary flexibility to protect market share, while maintaining operational volumes and optimizing profitability

In the packaging paper and recycling sector, the decline in global trade in white appliances, electronics, motor vehicles, textile, furniture and other sectors is leading to lower demand for corrugated cardboard used for packaging such products – thereby creating excess supply of packaging paper in Europe and worldwide.

According to Company’s estimation, since 2008, the import of these products is conducted at dumping prices, primarily from Europe, and the Company is acting on this issue vis-à-vis the Anti-Dumping Supervisor in order to reduce volumes and raise prices to the price level in the country of origin.

As for fine paper, the impact of the global crisis is most apparent in the advertising industry, and demand for newspaper and fine paper has decreased by 5%-10% globally.

This lower demand is leading to excess supply in Europe and worldwide, and fine paper has been imported to Israel at dumping prices since 2008. The Company is also acting on this issue vis-à-vis the Anti-Dumping Supervisor in order to reduce or stop imports at such price levels.

In the office supplies marketing sector, the crisis has led to reduced purchasing by most companies, as part of their efficiency enhancement processes, but Graffiti has succeeded in applying its strategy for accelerated growth to expand its operations in the office supplies market for the business sector, while improving its profitability.

In summary, the Group’s financial robustness and its efficiency on a global scale in terms of manufacturing, energy and supply chain, together with its diversified portfolio focused on basic consumer goods, are allowing the Group to compete in the tough, challenging business environment with relatively limited erosion of its operating volume and net income.

In addition to the aforementioned global financial crisis, Israel’s economy saw significant fluctuations in the exchange rates of major currencies vs. the NIS in the first quarter of 2009.

These market developments and fluctuations may potentially have adverse effects on the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, the ability to divest assets, the state of their business, their financial indicators and standards, their credit rating, ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

True to the date of publication of the financial statements, there is no material impact as a result of the continuation of the crisis, on the Company’s business results, its financial robustness or the value of its assets.

The above information constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the global crisis in credit and banking markets.

As at the date of publication of these financial statements, no material changes have occurred to the Company’s risk management policy.

In the first quarter of 2009, the downward trend in input prices continued for fiber, chemicals and commodities as a result of the global crisis, which partially compensates for the slow-down in operations in both domestic and export markets. These savings were partially offset by higher electric utility prices in the first quarter of 2009 – by an average of 2% – and by higher water prices – by an average of 7% – over the corresponding period last year. The NIS devaluation vs. the USD by a rate of 10.1% in the first quarter, as compared with the corresponding period last year, and the NIS devaluation vs. the Euro by 5.2% have both negatively impacted imported inputs for the Company, while improving the sale prices that have been eroded, as set forth above, in the Company’s major operating segments, wherein prices are denominated in USD.

The overall business range and currency operations of the Hadera Paper Group, including its associated companies, is relatively balanced and the Company’s exposure to sharp fluctuations in exchange rates is therefore low.

The negative inflation rate during the reported period amounted to -0.1%, as compared with a positive inflation rate of 0.1% in the corresponding period last year.

The USD exchange rate was devalued in the first quarter of this year by 10.1%, as compared with a 7.6% revaluation in the corresponding period last year.

The above information pertaining to trends in the paper market constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part –or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

3.	Group operations and the business environment

In view of the global and domestic recession, the Company has accelerated the implementation of its plans for continued efficiency improvement and cost cutting across the various operating segments and companies.

At the same time, the Company has focused its efforts in various areas of purchasing so as to increase cost savings and to maximize the benefit from the downward trend in input and product prices in most of the Group’s sectors of operation. The Company has acted to intensively control and manage its operational working capital, and has implemented focused control over customer credit and risk management.

In the first quarter of the year, Group companies have attained their objectives for improved efficiency and cost savings in purchasing, as specified at the end of 2008, and the continued successful implementation of these plans during the year should support Company performance, in spite of the tough business environment.

Along with the above, the Company continued its efforts to locate business opportunities in its core areas in order to accelerate growth and improve profitability in Israel and worldwide.

The Company has intensified its development and innovation operations in the various business segments, to create new products that will provide clear added value for both businesses and consumers.

This effort, focused on the Group’s technology center as well as on those of the various companies, has led to launches of new and improved products during the first quarter of the year in both the FMCG and paper segments.

In view of the Company’s estimates regarding continued paper imports at dumping prices, primarily from Europe, in both the packaging paper segment and the fine paper segment, the Company and Mondi Hadera Paper, an associated company, have appealed to the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) and has filed a complaint concerning import at dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On February 26, 2009, the company announced that the associated company Mondi Hadera Paper had filed a complaint to the supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

During the reported period, the Company also continued its environmental protection operations, upgrading technological and operational systems to improve paper recycling, expand the reuse of process water and reduce the noise impact on Company staff, community residents as well as for improving financial results.

The Company has continued to implement its policy with regard to social responsibility and contribution to the community, with Company staff and management at its various locations in Israel playing an active role in community involvement to support youth and reduce social inequality, to provide equal opportunity for education and individual achievement in society and in the community.

4.	Principal Current Operations

During the reported period, as a result of change in the business environment, aggregate sales decreased slightly – by 2.1% – as compared with total aggregate sales in the corresponding period last year.

Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes that are intended to empower Group-company operations and support continued growth and increased profitability in organizational development, Group purchasing, B2B marketing, development and innovation. The gradual and successful implementation of these plans will enable the company to better deal with the challenging business environment, while improving profitability.

5.	Promoting the Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

5.1.	Expanding the recycled packaging paper manufacturing network

The investment in the project for the construction of the new manufacturing network, totaling NIS 690 million was approved on October 15, 2007 by the Company’s Board of Directors. The Company has selected the most highly advanced technologies in this area, and the leading suppliers in the sector, in order to amplify its competitive advantage and potential for profitability in the long term.

The implementation of the project is advancing as planned and the Company has completed the signing of central agreements in 2008, for the purchasing of the main manufacturing equipment. Construction of the facility at the Hadera site is making progress, in preparation for installation of equipment, which has started arriving on site.

In parallel, the Amnir subsidiary is continuing to expand the collection of cardboard and newspaper waste and is accumulating inventories toward the planned complete operation of the new machine in early 2010.

As part of this project, the company is investing in the reorganization of the principal site in Hadera, including an expansion of the energy system and the adaptation of the traffic routes and upgrading of environmental systems, as required.

5.2.	Innovative development of high-quality recycled paper

Over the past year, the packaging paper and recycling division launched the rapid development of paper types based on 100% recycled fibers, whose superior quality would allow them to replace pulp-based packaging paper in the corrugated board industry in Israel and overseas.

The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for packaging paper for the local corrugated board industry, from 170,000 tons per annum at the present time, to approximately 250,000 tons per annum in the coming years.

The development of new paper types is based on the characterization of fibers, developing and implementing new chemical additives and using these advanced manufacturing technologies, both in the existing production lines and in the new production line, will render it possible to gradually launch new products this year and throughout 2010.

According to the plan, the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. According to laboratory tests, the indications from the development process in the production lines and initial markets tests, it appears that the probability for success in this area is relatively high.

During this quarter, the Company started marketing this products to both the domestic and export markets. The expansion of the sales volumes of these products is planned for this year.

The above information pertaining to innovative developments constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of completion of development and other factors that lie outside the control of the company.

5.3.	Developing Export Markets for Packaging Paper

The Company worked during the quarter to develop export markets and has reached understandings with several agents active in various countries and in Europe regarding the distribution and marketing of various types of packaging paper. The activity has already begun and will gradually grow throughout the year.

5.4.	The Strategic Investment in Turkey

In 2008, Kimberly Clark Turkey (KCTR) – a wholly-owned Hogla Kimberly subsidiary (49.9% of which are held by the Company) – continued to implement its Global Business Plan (GBP), that was formulated together with the international partner, Kimberly Clark. Corp. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR is expected to grow to become by 2015 a company, with annual sales in the area of $300 million.

The KCTR turnover amounted to $32.0 million during the reported period, as compared with $27.3 million in the corresponding quarter last year, representing growth of 17.2%.

During the reported period the Company continued to enhance its brands – especially the Huggies and KOTEX brands – while recording constant growth in market share and in the rising awareness to the Company’s products. In parallel, the volume of exports to Kimberly-Clark in various other countries in Europe and Africa also increased.

Two Effie awards were received during the last quarter for marketing in Turkey and serve as an indication of professional marketing in launching the brands and enhancing them.

The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly, alongside consistent growth in sales, while curtailing the operating loss and a considerable reduction in the Company’s net loss.

As part of the strategic plan, the Company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty.

In the course of the reported period, the Company continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR products.

In parallel, the Company has started the marketing of products to BIM – Turkey’s largest supermarket chain.

The continuing high level of competition in the markets where the company is working to introduce and penetrate its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in the KCTR statements of income. The KCTR operating loss in the reported period amounted to NIS 7.9 million (approx. $2.0 million), as compared with NIS 11 million (approx. $3.0 million) in the corresponding period last year.

The implementation of the strategic business plan, while strengthening the brands and recording a gradual growth in the Unilever distribution and sales platforms, in combination with increased exports and continuing cost reductions at the diaper plant – rendered it possible to maintain the trend of improving operating margins while reducing the operating loss for the eighth consecutive quarter – as mentioned above.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

5.5.	New Power Plant

The new power plant project, intended to supply steam and electricity to the production system in Hadera and to sell surplus electricity to Israel Electric Company (IEC) and/or to private consumers, is on hold, awaiting the business stabilization of potential gas sources in order to conclude the contract to acquire the required gas at a price range that would allow the Company to be competitive with expected IEC rates. Due to the pending finalization of the gas purchasing contract as set forth above, it is not possible to comply with the milestones set forth in the Company’s contingent production license. The Company has elected not to apply for an extension of the license during this holding phase, and will act to renew the license as progress is made on completion of gas purchasing for the station.

The discovery of natural gas deposits – at the TAMAR 1 and mainly at the DALIT 1 drill sites in proximity to Hadera beach – and progress in negotiations with the Egyptian gas franchisee (EMG) – are both increasing the likelihood of renewed negotiations and project kick-off.

The above information pertaining to trends in the energy sector, based on natural gas, constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the size of the actual gas reservoir, as well as changes in gas prices worldwide.

B.	Analysis of the Company’s Financial Situation

Starting September 1, 2008, the financial statements of Carmel Container Systems Ltd. (“Carmel”) and Frenkel- CD Ltd. (“Frenkel- C.D.”) (an associated company of Carmel’s and of the company), are being consolidated within the company’s financial statements, as a result of the fact that the holding rate in Carmel has increased from 36.2% to 89.3%, and at Frenkel CD, indirectly, from 37.93% to 52.72% (for details see Note 15 to the financial statements as at December 31, 2008). As of January 1, 2009, the Company has been implementing International Financial Reporting Standard IFRS8: “Sectors of Operation” and has consequently identified the packaging products and cardboard sectors, covering the operations of both Carmel and Frenkel CD as a separate sector (for further details, see Note 9 to the Financial Statements). The analysis of the financial statements, as described above, is affected by the implementation of this standard.

—	The cash and cash equivalents item rose from NIS 7.3 million on March 31, 2008 to NIS 9.4 million on March 31, 2009.

—	The designated deposits item decreased from NIS 113.3 million on March 31, 2008 to NIS 81.8 million on March 31, 2009. The decrease in deposits served for acquiring equipment and fixed assets for the Machine-8 project.

—	Trade receivables in the packaging paper and recycling sector decreased from NIS 119.3 million as at March 31, 2008 to NIS 80.3 million as at March 31, 2009. This decrease is primarily due to lower prices in USD and to a certain quantitative decrease in sales. In the packaging and cardboard product segment, trade receivables as at March 31, 2009 amounted to NIS 195.9 million. In the office supplies marketing sector, trade receivables increased from NIS 42.6 million as at March 31, 2008, to NIS 47.7 million as at March 31, 2009 – as a result of increased operating volumes.

—	Other accounts receivable in the packaging paper and recycling sector increased from NIS 95.8 million as at March 31, 2008, to NIS 125.9 million as at March 31, 2009. This increase is primarily due to an increase in the debt of associated companies in respect of dividends receivable amounting to NIS 21.0 million. In the packaging and cardboard product segment, total receivables as at March 31, 2009 amounted to NIS 5.3 million. In the office supplies marketing sector, other accounts receivable increased from NIS 3.0 million on March 31, 2008 to NIS 4.8 million on March 31, 2009.

—	Inventories in the packaging paper and recycling sector increased from NIS 52.1 million as at March 31, 2008, to NIS 78.0 million as at March 31, 2009. This increase is primarily due to the aforementioned decrease in sales due to the market slow down, the development of export markets and preparations for the availability of paper to be shipped overseas. In the packaging and cardboard products segment, inventories as at March 31, 2009 amounted to NIS 77.0 million. Inventories in the office supplies marketing sector grew from NIS 16.7 million on March 31, 2008 to NIS 22.2 million on March 31, 2009, primarily due to the increased share of products imported from Asia-Pacific for improved profitability, as well as due to acquired inventories in conjunction with the acquisition of the business operations of Yavne Pitango Ltd. in Northern Israel in early August of last year, for the purpose of accelerating Company growth.

—	Investments in associated companies decreased from NIS 341.3 million on March 31, 2008 to NIS 296.4 million on March 31, 2009. This decrease, despite the Company’s share in the earnings of associated companies amounting to NIS 15.6 million, was primarily due to the Company’s share of dividends distributed, amounting to NIS 16.3 million, and the Company’s share of dividends declared, amounting to NIS 20.8 million, by an associated company – which caused a decrease in total investment in the reported period.

—	Short-term credit decreased from NIS 83.0 million on March 31, 2008 to NIS 37.7 million on March 31, 2009. This decrease was primarily due to the use of part of the proceeds from the issue of debenture series in July-August 2008 for the repayment of short-term credit, as well as to the cash flows from operating activities.

—	Accounts payable and accruals in the packaging paper and recycling sector increased from NIS 84.2 million as of March 31, 2008 to NIS 92.7 million as of March 31, 2009. This increase is primarily due to an increase in accrued expenses in respect of interest on debentures from issuance during the third quarter of last year. Total payables in the packaging and cardboard product segment as of March 31, 2009 amounted to NIS 18.2 million; other accounts payable in the office supplies marketing sector increased from NIS 3.6 million as of March 31, 2008 to NIS 4.9 million as of March 31, 2009.

—	The Company’s shareholders’ equity increased from NIS 672.0 million on March 31, 2008 to NIS 783.4 million on March 31, 2009. This change was primarily due to net income attributable to the Company’s shareholders between the periods in the sum of NIS 68.0 million, coupled with a capital reserve credit from transition to consolidation amounting to NIS 17.3 million, plus minority interest amounting to NIS 25.9 million.

1.	Investments in Fixed Assets

Investments in fixed assets in the reported period amounted to NIS 118.2 million, as compared with NIS 57.9 million in the corresponding period last year, consisting primarily of payments on account of purchases from equipment suppliers for the new packaging paper system (Machine 8), amounting to approximately NIS 103 million. Additional investments included were related to environmental protection (sewage treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

2.	Financial Liabilities

Long-term liabilities (including current maturities) amounted to NIS 740.0 million as at March 31, 2009, as compared with NIS 295.1 million as at March 31, 2008. Long-term liabilities grew year-over-year, primarily as a result of the issuing of two debenture series (Series 3 and Series 4) in the third quarter last year, in the total sum of NIS 427 million, coupled with long-term loans assumed intended for financing payments on account of Machine 8 and the consolidation of the loans of Carmel and Frenkel CD, in the total sum of NIS 94.6 million.

The long-term liabilities include primarily four series of debentures and the following long-term bank loans:

Series 1 – NIS 7.4 million, for repayment until 2009.

Series 2 – NIS 157.4 million, for repayment until 2013.

Series 3 – NIS 189.2 million, for repayment until 2018.

Series 4 – NIS 235.6 million, for repayment until 2015.

Long-term loans – NIS 149.3 million.

The outstanding short-term credit totaled NIS 37.7 million as at March 31, 2009, as compared with NIS 83.0 million as at March 31, 2008 and NIS 77.7 million as at December 31, 2008.

3.	Financial liabilities at fair value through the statement of income

Put option to the shareholder of an associated company

In conjunction with the agreement dated November 21, 1999 with Mondi Business Paper (hereinafter – MBP, formerly Neusiedler AG), Mondi Hadera acquired the Group’s fine paper operations and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted the option to sell its holdings in Mondi Hadera to the Company at a price 20% lower than its value (as defined in the agreement), or $20 million, less 20% – the higher of the two. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter will exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time.

Due to the extended period of time that has passed since these understandings were reached and in view of recent changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option. The value of the option was calculated according to IFRS and was recognized as a liability that is measured at fair value, with changes in fair value being allocated to the statement of income in accordance with IAS 39.

The difference between the value of the liabilities according to the agreement – NIS 54.7 million – as compared with the value of the liabilities through fair value – NIS 16.9 million – amounts to NIS 37.8 million.

The liability on account of the Put option on the associated company shares as at March 31, 2009, March 31, 2008, and December 31, 2008, amounts to NIS 16.9 million, NIS 5.0 million and NIS 13.9 million, respectively.

On account of the Put option, other expenses grew by NIS 3.0 million in the reported period, as compared with growth of NIS 1.1 million in the corresponding period last year.

The principal factors responsible for the change in fair value during the reported period include the change in the risk-free interest rate and the change in the standard deviation of the Hadera Paper share – that serve for calculating the value of the option.

C.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, we also present the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), without considering the rate of holding therein and net of mutual sales.

Regarding the consolidated data, see Section (3) below.

Aggregate Data

The aggregate sales amounted to NIS 830.0 million during the reported period, as compared with NIS 847.6 million in the corresponding period last year, representing decrease of 2.1%.

The aggregate operating profit totaled NIS 63.9 million during the reported period, as compared with NIS 59.8 million in the corresponding period last year, representing growth of 6.9%. The growth in aggregate operating income that was achieved despite the erosion of prices at some of the companies originates from the improved growth and the profits of the Group’s operations in the marketing of office supplies, the continuing growth and improved profitability at Hogla-Kimberly in Israel and the continuing trend of scaling down the operating loss in Turkey, coupled with non-recurring revenues on account of a unilateral dividend from an associated company.

For the operations in Turkey – see Section C7 below – Company’s share in the earnings of associated companies.

2.	The net profit and the earnings per share attributed to the Company’s shareholders

The net profit attributed to the Company’s shareholders in the reported period amounted to NIS 19.1 million, as compared with net profit of NIS 21.3 million in the corresponding period last year, representing a decrease of 10.3%.

The net profit attributable to shareholders of the Company in the reported period was affected by improved profitability at some Group companies in Israel due to income recorded from distribution of unilateral dividend in respect of the distribution of preferred shares by an associated company, that resulted in net revenues to the Company amounting to approximately NIS 8.4 million. Furthermore, the reduction in the Company’s share of losses from operations in Turkey (KCTR), as compared with the corresponding period last year (see above for strategic investment in Turkey, as well as section C(7) below) has also contributed to improved profitability, while net profit decreased due to the recording of an expenditure amounting to NIS 3.0 million from the valuation of the Mondi PUT option.

Basic earnings per share amounted to NIS 3.77 per share ($0.90 per share) in the reported period, as compared with NIS 4.20 per share ($1.18 per share) in the corresponding period last year.

Diluted earnings per share amounted to NIS 3.77 per share ($0.90 per share) in the reported period, as compared with NIS 4.20 per share ($1.18 per share) in the corresponding period last year.

3.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

Consolidated sales in the reported period amounted to NIS 229.9 million, as compared with NIS 142.5 million in the corresponding period last year, representing a 61.3% increase which is primarily due to the consolidation of the data of Carmel and Frenkel CD during the reported period, amounting to approximately NIS 132.5 million, that had not been consolidated last year – as set forth above.

Sales of the packaging and recycling sector amounted to NIS 62.6 million in the reported period, as compared with NIS 109.5 million in the corresponding period last year.

The decrease in the sales turnover in the packaging paper and recycling sector was due both to a decrease in packaging and recycling sales due to the erosion of sale prices, which had not been compensated for by an increase in NIS-denominated prices (segment sales are impacted by USD-denominated import prices). as well as to a quantitative decrease in sales, due to the import of packaging paper at dumping prices from Europe, coupled with the reduced operations of corrugators, in view of the impact on export operations, primarily due to a non-recurring inventory reduction by corrugators for improvement of their cash flows from operating activities.

The sales of the packaging product and recycling sector in the reported period amounted to NIS 130.8 million.

Sales of the office supplies marketing sector in the reported period amounted to NIS 36.4 million, as compared with NIS 33.0 million in the corresponding period last year, representing a 10.3% increase due to the continued implementation of the strategic growth plan in this sector by expansion of the customer base and by the acquisition of companies in this market.

2.	Cost of Sales

The cost of sales amounted to NIS 192.5 million – or 83.7% of sales – during the reported period, as compared with NIS 106.0 million – or 74.4% of sales – in the corresponding period last year.

The gross profit totaled NIS 37.4 million during the reported period (16.3% of sales), as compared with NIS 36.5 million (25.6% of sales) in the corresponding period last year, representing growth of 2.5% in relation to the corresponding period last year.

The increase in gross profit in relation to the corresponding period last year was primarily due to the consolidation of Carmel and Frenkel in the reported period, which had not been consolidated last year, despite the price erosion in packaging papers due to the market slow down and the decrease in sales volume, and despite the higher price of electric power, by 2%, and the higher price of water, by 7%, offset by a reduction in the cost of paper collection and raw material purchasing. Additionally, the cost of sales included an amortization of NIS 1.8 million in excess cost, as a result of excess cost recorded from the acquisition of Carmel and Frenkel CD in 2008.

Labor Wages

The labor wages within the cost of sales amounted to NIS 54.1 million during the reported period (23.6% of sales), as compared with NIS 30.7 million last year (21.5% of sales).

The labor wages within the general and administrative expenses amounted to NIS 22.2 million during the reported period (9.7% of sales), as compared with NIS 17.5 million last year (12.3% of sales).

The Increase in salary costs as compared to the corresponding period last year is primarily attributed to additional salary expenses of NIS 26.7 million resulting from the consolidation of Carmel and Frenkel CD.

Moreover, the labor costs include an increase in labor expenses as detailed in Section 3 below, as a result of expenses derived from the issue of options to executives and the allocation of the expenses thereupon, at an accrued sum of NIS 1.2 million in the reported period, an expenditure that does not involve cash flows.

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, senior executives and managers have mutually agreed to cut their wages by 8% to 10% in 2009, while senior employees have agreed that their wages be cut by 5%. The Company further decided to freeze any raises in employee wages in 2009.

3.	Selling, General and Administrative and Other Expenses

The selling, general and administrative (including wages) and other expenses amounted to NIS 18.9 million in the reported period – or 8.2% of sales – as compared with NIS 19.1 million – or 13.4% of sales – in the corresponding period last year. Excluding revenues from the distribution of unilateral dividend in respect of preferred shares allocated by an associated company, amounting to NIS 16.4 million, and non-recurring expenses as set forth below, total Selling, General and Administrative expenses amounted to NIS 31.1 million.

The increase in selling, general and administrative and other expenses was primarily attributed to the consolidation of the expenses of Carmel and Frenkel CD in the Company’s financial statements, in the amount of NIS 13.6 million, along with the recording of other expenses on account of the valuation of a Mondi PUT option in the sum of NIS 3.0 million, according to IFRS.

4.	Operating Profit

The operating profit totaled NIS 18.5 million during the reported period (8.1% of sales), as compared with NIS 17.5 million (12.3% of sales) in the corresponding period last year. The improvement in the operating profit despite the erosion of selling prices of packaging paper and recycling, originated from an improvement in the profitability of Graffiti, coupled with the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend that was offset by a certain slowdown in the operations of some of the companies as a result of the global crisis and its local influence.

The operating profit from the paper and recycling activity totaled NIS 15.1 million during the reported period, as compared with NIS 16.9 million in the corresponding period last year, primarily as a result of the dumping prices on the part of competing imports, coupled with the influence of price erosion, as detailed above. Operating profit was also impacted by recording of a NIS 3.0 million expenditure in respect of a PUT option to an associated company in the first quarter this year.

Operating profit for the packaging and cardboard product segment amounted to NIS 3.9 million, while operating profit for the office supplies segment amounted to NIS 0.9 million, up from NIS 0.6 million in the corresponding period last year.

5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 4.6 million, as compared with NIS 6.8 million in the corresponding period last year, representing a decrease of 33.1%.

The total average of interest bearing liabilities, net, carried to the company’s financial expenses decreased by an average approximately NIS 30 million between the periods 2008-2009. The decrease was primarily due to positive cash flows from operating activities between the periods, offset by current investments in fixed assets.

The interest on the short-term credit decreased by approximately NIS 1.4 million, both as a result of the decrease in the balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) decreased by NIS 2.3 million as compared to the corresponding period last year, due to the decrease in the balance of debentures following redemptions made to the holders of the debentures and as a result of the decrease in the costs of the hedge transactions on the CPI-linked debentures against the increase in the CPI, which amounted to an annual rate of 0.3% in 2008, as compared to 2.6% in 2007, and as a result of the valuation of the hedge transactions to their fair value in accordance with international standards. The actual index decreased by approximately -0.1% in this period.

Moreover, financial expenses of NIS 0.7 million were recorded, primarily on account of the impact of the devaluation against the dollar this year in the rate of 10.1%, as compared with a revaluation of 7.6% last year – on the dollar-based asset balances.

6.	Taxes on Income

Taxes on income amounted to NIS 10.0 million in the reported period, as compared with NIS 4.0 million in the corresponding period last year. The growth is primarily attributed to the recording of a provision for taxes on account of events that were included in the reported period, coupled with the recording of expenses that are not recognized for tax purposes, such as the valuation of a PUT option at Mondi, as described above.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly.

The company’s share in the earnings of associated companies totaled NIS 15.0 million during the reported period, as compared with NIS 14.6 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera Paper (49.9%) decreased by NIS 2.5 million. The decrease in income was primarily due to a decrease in Mondi’s operating income, from NIS 9.6 million last year to NIS 5.4 million this year –primarily due to price erosion due to the devaluation of the US dollar. The net profit also decreased as a result of a slight increase in financial expenses in the reported period in relation to last year, primarily on account of the impact of the devaluation of the NIS against the dollar.

–	The company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 1.7 million. Hogla’s operating income increased from NIS 41.1 million to NIS 47.9 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in certain areas of operation, the continuing trend of raising the proportion of some of the premium products out of the products basket, while innovating products and empowering the Company’s brands, the lower prices of some of the inputs at the Company in light of the erosion of global commodity prices, the continuing efficiency measures across the company and the savings realized in purchasing – have all contributed to the significant improvement in earnings.

–	The company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) has decreased by approximately NIS 2.0 million. The significant decrease in the loss is attributed to the growth in the volumes of operation (see above – “Strategic Investment in Turkey”) that led to a significant reduction in the operating loss, from NIS 11.0 million last year to NIS 7.9 million this year. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla – last year and during the reported period – the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

D.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 28.6 million during the reported period, as compared with NIS 40.4 million in the corresponding period last year. The decrease in the cash flows from operating activities during the reported period as compared with the corresponding period last year, originated primarily from the increase in working capital during the reported period, that amounted to NIS 32.4 million, as compared with a decrease of NIS 13.5 million last year. The increase in working capital in the reported period originated primarily from an increase in accounts receivable as a result of the higher dollar exchange rate during the quarter, that is affecting the selling prices in NIS – especially as regards packaging paper and recycling, coupled with an increase in inventories at Amnir, that is organizing in terms of the accumulation of inventories (paper waste for recycling) for the operation of Machine 8 and the growth in inventories of packaging paper as part of the development of export markets for the output of the new machine that will be fully operational by 2010.

E.	Financing Sources

See Section B2 – Financial liabilities and details in the table below.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of this exposure. True to March 31, 2009, the Company entered into hedging transactions in the sum of 24 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company, in the total sum of NIS 353.9 million. In early 2009, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 250 million, pursuant to previous transactions that were made in early 2008 and in August 2008 and terminated at the end of 2008.

The Company also possesses natural protection due to the current debt of a associated company that is linked to the CPI.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elementsas at March 31, 2009:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-09	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
	In NIS thousands

Series 1 Debentures	(7)	(4)	(7,574)	4	7
Series 2 Debentures	(1,632)	(820)	(166,153)	826	1,660
Series 3 Debentures	(3,490)	(1,757)	(201,014)	1,781	3,587
Series 4 Debentures	(3,399)	(1,708)	(267,563)	1,725	3,468
Fixed-interest loans	221	111	(20,888)	(112)	(224)
Long-term loans and capital
notes - granted	192	96	50,167	(97)	(194)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2009).

Regarding the terms of the debentures and other liabilities – See Note 8 to the annual financial statements as at December, 31, 2008

Regarding long-term loans and capital notes granted – See Note 4 to the financial statements as at December, 31, 2008.

Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-09	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
	In NIS thousands

Cash and cash equivalents	92	46	918	(46)	(92)
Designated deposits	5,363	2,681	53,629	(2,681)	(5,363)
Other Accounts Receivable	301	151	3,014	(151)	(301)
Other Accounts Payable	(1,745)	(873)	(17,451)	873	1,745
NIS-€ forward transaction	21,678	14,990	8,101	1,613	(5,075)

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-09	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
	In NIS thousands

Cash and cash equivalents	341	171	3,412	(171)	(341)
Other Accounts Receivable	1,288	644	12,880	(644)	(1,288)
Other Accounts Payable	(2,848)	(1,424)	(28,481)	1,424	2,848
Liabilities at fair value
through the statement of income	(1,690)	(845)	(16,903)	845	1,690

Other accounts receivable reflect primarily short-term customer debts. Capital note – See Note 4d to the annual financial statements as at December, 31, 2008.

Accounts payable reflect primarily short-term liabilities to suppliers.

Linkage Base Report

Following below are the balance sheet items, according to linkage bases, as at March 31, 2009:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total

Assets

Cash and cash equivalents	5.1		3.4	0.9		9.4
Short-term deposits and investments	28.1			53.6		81.7
Other Accounts Receivable	436.9	0.9	14.2	3.0	4.9	459.9
Inventories					177.2	177.2
Investments in Associated Companies	53.6				242.8	296.4
Deferred taxes on income					31.1	31.1
Fixed assets, net					860.9	860.9
Intangible Assets					30.1	30.1
Land under lease					38.4	38.4
Other assets					2.5	2.5
Assets on account of employee benefits	0.7					0.7
Total Assets	524.4	0.9	17.6	57.5	1,387.9	1,988.3

Liabilities
Short-term credit from banks	37.7					37.7
Other Accounts Payable	241.0		32.2	17.5		290.7
Current tax liability	4.3					4.3
Deferred taxes on income					78.3	78.3
Long-Term Loans	117.3	32.0				149.3
Notes (debentures) - including current maturities	238.4	352.2				590.6
Liabilities on account of employee benefits	37.1					37.1
Liabilities at fair value through the statement of
income			16.9			16.9
Shareholders' equity, reserves and retained earnings					783.4	783.4
Total liabilities and equity	675.8	384.2	49.1	17.5	861.7	1,988.3

Surplus financial assets (liabilities) as at Mar-31-09	(151.4)	(383.3)	(31.5)	40.0	526.2

Surplus financial assets (liabilities) as at Dec-31-2008	(157.4)	(389.0)	(12.6)	107.6	471.4

*	As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

H.	Detailed processes undertaken by the company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company’s auditing CPAs, who are instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager – Avi Brener, and CFO – Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions –if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

—————————————— Zvika Livnat Chairman of the Board of Directors	—————————————— Avi Brener General Manager

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		March 31		December 31
	Note	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)

Current Assets
Cash and cash equivalents		9,435	7,330	13,128
Designated deposits		81,769	113,314	249,599
Accounts receivable:
Trade receivables		323,869	161,880	318,926
Other receivables		136,019	98,754	100,888
Current tax assets		-	392	6,271
Inventories		177,160	68,847	168,755

		728,252	450,517	857,567

Non-Current Assets
Property plant and equipment, net		860,904	461,653	767,542
Investments in associated companies		296,399	341,302	318,101
Deferred tax assets		31,110	20,833	29,848
Deferred expenses		38,380	30,232	36,344
Other intangible assets		30,061	1,409	31,519
Other assets		2,549	-	2,549
Employee benefit assets		675	* 616	624

		1,260,078	856,045	1,186,527

		1,988,330	1,306,562	2,044,094

Current Liabilities
Credit from banks and others		37,735	82,973	77,655
Current maturities of long-term notes and long term loans		76,381	49,964	76,469
Trade payables		174,834	99,117	195,020
Other payables and accrued expenses		115,841	* 87,842	* 104,943
Short term employee benefit liabilities		20,595	* 11,851	* 17,478
Other financial liabilities		-	31,600	32,770
Financial liabilities at fair value through profit and loss	4	16,903	4,960	13,904
Current tax liabilities		4,325	-	-

		446,614	368,307	518,239

Non-Current Liabilities
Loans from banks and others		111,779	54,755	121,910
Notes		551,791	158,797	554,124
Deferred tax liabilities		78,316	42,086	76,641
Employee benefit liabilities		16,470	* 10,573	* 15,551

		758,356	266,211	768,226

Capital and reserves
Issued capital		125,267	125,267	125,267
Reserves		306,383	289,070	299,949
Retained earnings		325,812	257,707	306,097

capital and reserves attributed to shareholders		757,462	672,044	731,313
Minority Interests		25,898	-	26,316

Total capital and reserves		783,360	672,044	757,629

		1,988,330	1,306,562	2,044,094

* Reclassified

Z. Livnat	A. Brener	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business
Development Officer

Approval date of the interim financial statements: May 10, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Note	Three months ended March 31		Year ended December 31
		2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)

Revenue		229,881	142,519	673,484
Cost of sales		192,510	105,979	542,387

Gross profit		37,371	36,540	131,097

Selling and marketing expenses		18,016	7,888	45,674

General and administrative expenses		14,231	10,124	54,970

Other (income) expenses, net	7	(13,388)	1,067	(4,898)

Total expenses		18,859	19,079	95,746

Profit from ordinary operations		18,512	17,461	35,351

Finance income		3,031	1,894	12,069
Finance expenses		7,581	8,701	27,112

Finance expenses, net		4,550	6,807	15,043

Profit after financial expenses		13,962	10,654	20,308

Share in profit of associated companies, net		15,048	14,633	51,315

Profit before taxes on income		29,010	25,287	71,623

Taxes on income	8	9,954	4,017	3,663

Profit for the period		19,056	21,270	67,960

Attributed to:
Company shareholders		19,079	21,270	69,710
Minority interests		(23)	-	(1,750)

		19,056	21,720	67,960

Earning for share:
Primary attributed to Company shareholders		3.77	4.20	13.77

Fully diluted attributed to company shareholders		3.77	4.20	13.77

Number of share used to compute the primary earnings per share		5,060,774	5,060,774	5,060,774

Number of share used to compute the fully diluted earnings per share		5,060,774	5,063,560	5,060,774

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended		Year ended
	March 31		December 31
	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)

Comprehensive Income	19,056	21,270	67,960

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	5,426	-	(2,306)
Actuarial profit (loss) and defined benefit plans, net	225	-	(1,501)
Reevaluation from step acquisition	-	-	17,288
Share in Other Comprehensive Income of associated companies, net	(188)	(19,920)	(28,094)

Total Other Comprehensive Income for the period, net	5,463	(19,920)	(14,613)

Total Comprehensive Income for the period	24,519	1,350	53,347

Attributed to:
Company shareholders	24,489	1,350	55,115
Minority interests	30	-	(1,768)

	24,519	1,350	53,347

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Three months ended
March 31, 2009 (unaudited)

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629
Total Comprehensive Income for the period	-	-	-	-	-	5,953	(744)	19,280	24,489	30	24,519
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(435)	-	-	435	-	-	-
Share based payment	-	-	1,660	-	-	-	-	-	1,660	-	1,660

Balance - March 31, 2009	125,267	301,695	7,887	3,397	15,473	861	(22,930)	325,812	757,462	25,898	783,360

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Total
	NIS in thousands

Three months ended
March 31, 2008 (unaudited)

Balance - January 1, 2008	125,267	301,695	-	3,397	(635)	3,810	236,437	669,971	669,971
Total Comprehensive Income for the period	-	-	-	-	88	(20,008)	21,270	1,350	1,350
Exercise of employee option into shares	-	-	723	-	-	-	-	723	723

Balance - March 31, 2008	125,267	301,695	723	3,397	(547)	(16,198)	257,707	672,044	672,044

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Year ended
December 31, 2008

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971
Total Comprehensive Income for the year	-	-	-	-	17,288	(4,457)	(25,996)	68,280	55,115	(1,768)	53,347
First transfer to consolidation -
create minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from revaluation
from step acquisition to retained
earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227

Balance - December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Three months ended March 31		Year ended December 31
	2 0 0 9	2 0 0 8	2 0 0 8
	(unaudited)

Cash flows - operating activities
Operating profit for the period	19,056	21,270	67,960
Taxes on income recognized in profit and loss	9,954	4,017	3,663
Finance expenses recognized in profit and loss	4,550	6,807	15,043
Capital loss on disposal of property, plant and equipment	29	(8)	(284)
Share in profit of associated companies	(15,048)	(14,633)	(51,315)
Dividend received from associated company	16,352	-	-
Depreciation and amortization	19,539	11,084	59,784
Share based payments expense	1,222	722	4,913
Gain from negative goodwill	-	-	(14,664)

	55,654	29,259	85,100

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	(11,265)	12,334	66,805
Decrease (Increase) in inventories	(8,405)	760	(19,868)
Decrease in trade payables and other payables	(12,745)	* 466	* (16,923)
Increase in financial liabilities at fair value through profit and loss	2,999	1,059	10,003
Increase (Decrease) in employee benefit liabilities	4,209	* 304	* (3,063)

	(25,207)	14,923	36,954

Tax Payments	(1,827)	(3,744)	(8,182)

Net cash generated by operating activities	28,620	40,438	113,872

* Reclassified

The accompanying notes are an integral part of the condensed consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Three months ended March 31		Year ended December 31
	Note	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)

Cash flows - investing activities
Acquisition of property plant and equipment	5	(118,195)	(57,985)	(230,053)
Acquisition of subsidiaries		-	-	(70,567)
Proceeds from disposal of Property
plant and equipment		150	145	825
Decrease (Increase) in designated deposits, net		171,277	(113,314)	(255,244)
Interest received		1,009	205	7,764
Prepaid leasing expenses		(2,318)	(1,169)	(2,622)
Acquisition of other assets				(2,770)
Associated companies:
Granting of loans		(510)	-	(422)
Collection of loans		-	-	2,851

Net cash generated by (used in) investing activities		51,413	(172,118)	(550,238)

Cash flows - financing activities
Proceeds from issuing notes		-	-	424,617
Short-term bank credit - net		(39,920)	(60,042)	(111,444)
Borrowings received from banks		-	35,000	39,448
Repayment of borrowings from banks		(9,601)	(1,330)	(11,801)
Repayment of capital note		(32,770)	-	-
Interest Paid		(1,866)	(2,177)	(20,360)
Redemption of notes		-	-	(38,904)

Net cash generated by (used in) financing activities		(84,157)	(28,549)	281,556

Decrease in cash and cash equivalents		(4,124)	(160,229)	(154,810)
Cash and cash equivalents - beginning of period		13,128	167,745	167,745
Net foreign exchange difference		431	(186)	193

Cash and cash equivalents - end of period		9,435	7,330	13,128

The accompanying notes are an integral part of the condensed consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former – American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 9.

B.	For further information read these concise reports in connection with the company’s annual financial statements as of December 31, 2008 and the year then ended, and the accompanying notes.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – “interim financial statements”) of the Group were prepared in accordance with IAS 34 “Financial Reporting for Interim Periods” (hereinafter –IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2008 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in section c below.

B.	The consolidated concise financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements

IFRS 8, Operating Segments

The standard, which replaces IAS 14, details how an entity must report on data according to segments in the annual financial statements. The standard, among other things, stipulates that segmental reporting of the company will be based on the information that management of the company uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard applies to annual reporting periods commencing on January 1, 2009, with restatement of comparative figures for prior reporting periods.

As for the reporting of the Company’s operating segments in accordance with the provisions of IFRS8, including the retroactive restatement of data, see note 9.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009. Pursuant to the provisions of the standard the Group published a report on the totals of segment profit, which specifies the components of the total profit separately from the components presented in the statement of income, as well as a statement of changes in shareholders’ equity, which presents balances in respect of transactions with shareholders, as part of their duty as shareholders. The first-time implementation of the standard does not have any impact on the reported results of operation and the financial situation of the Group.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009 or earlier, as defined by the Group.

The implementation of the Standard does not expect to have effect on the Group’s financial statements.

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loss when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

The provisions of the interpretation apply, by way of prospective implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the interpretation does not expect to have effect on the Group’s financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation.

The provisions of the amendment apply by way of retroactive implementation.

The provisions of the amendment apply by way of retroactive implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

Amendment to IFRS 7 “Financial Instruments: Disclosure”

The amendment expands the required disclosures regarding liquidity risk and measurement of fair value, while setting a three-level scale for the presentation of fair-value measurements.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. The provisions of the amendment apply by way of retroactive implementation.

The implementation of the standard does not have any impact on the reported results of operation and the financial situation of the Group.

Improvement to International Financial Reporting Standards (IFRS) 2008

In May 2008 the IASB published a series of improvements for IFRS:

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements.

In addition, amendments have been made to terms that have a negligible impact, if any, on the financial statements.

Most of the amendments become effective as of the annual reporting period commencing January 1, 2009 or thereafter. The implementation of most amendments carried out by retrospective adjustment of comparative figures.

Some of the amendments to the standards are expected, under relevant circumstances, to have a material impact on the financial statements. The prominent amendments are the new or amended requirements with respect to the following:

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

Improvement to International Financial Reporting Standards (IFRS) 2008 (cont.)

(1)	Amendment to IAS 16 “Property Plant and Equipment” stipulates that entities, which during the ordinary course of business, dispose of property, plant and equipment items that are used for rental purposes, shall classify these items as inventory as of the date of the discontinued leasing thereof and shall present the revenue from the sale of these items as income in the income statement. The cash flows for the purchase and sale of these items will be presented under cash flows that derived from or used in operating activity.

The amendment applies to annual periods commencing on January 1, 2009. The amendment, with the implementation of related revisions in IAS 7 “Cash Flow Statements” is to be applied retroactively.

The implementation of the provisions of the amendment did not have any impact on the financial statements of the Group.

(2)	Amendment to IAS 28 “Investments in Associated Companies”, which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied retroactively.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

(3)	Amendment IAS 38 “Intangible Assets”, which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services,the date of receipt of the services.

The amendment applies to annual periods commencing on January 1, 2009 and carried out retroactively.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

(4)	Amendment IAS 19 “Employee benefits”, which stipulates that an accrued eligibility for compensation on account of absences will be classified as short-term employee benefits, or as other long-term employee benefits, based on the date at which the employee’s right to the benefit was created. Consequently, the Company is presenting benefits on account of vacation leave as short-term employee benefits, measured at the height of the non-capitalized amount that the Company is anticipating to pay on account of the implementation of this right.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 2 to the annual financial statements of the Company as of December 31, 2008 and the year then ended:

—	IAS 27 (revised) "Consolidated and Separate Financial Statements"

—	IFRS 3 (amended) “Business Combinations”.

—	Improvements to International Financial reporting standards 2008 – IFRS5 “Non-Current Assets Held For Sale and Discontinued operations”.

—	Amendment of IFRIC 9 "Reassessment of Embedded Derivatives" and Amendment of IAS 39 "Financial instruments: Recognition and Measurement".

E.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period (the index of the month of the financial reports).

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI "in respect of" (in points)

March 31, 2009	4.188	5.573	198.15
March 31, 2008	3.553	5.616	191.33
December 31, 2008	3.802	5.297	198.42

Increase (decrease) during the:	%	%	%

Three months ended March 31, 2009	10.1	5.2	(0.1)
Three months ended March 31, 2008	(7.6)	(0.8)	0.1
Year ended December 31, 2008	(1.1)	(6.39)	3.8

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2 above, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

—	Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Approximation of length of life of items of fixed assets- each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

—	Measuring provisions and contingent liabilities and contingent liabilities- see C(1) below.

—	Measuring obligation for defined benefits and employee benefits- see C(2) below.

—	Measuring share based payments- see note 6 below.

—	Measuring the fair value of an option to sell shares of an associated company – see C (3) below.

—	Measuring the fair value on account of the allocation of the cost of acquisition – see C(4) below.

C.	Key sources of estimation uncertainty.

1.	Provisions for legal proceeding

Against the company and its subsidiaries there are 8 claims pending and open in a total amount of approximately NIS 11,095 thousands (March 31, 2008: NIS 20,024 thousands, December 31, 2008: NIS 7,980 thousands), in respect of them a provision was credited in a sum of NIS 1,188 thousands (March 31, 2008: NIS 400 thousands, December 31, 2008: NIS 28 thousands was recorded). For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors expound their legal position and the probabilities of the company as regards the subject of the claim, whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

1.	Provisions for legal proceeding (cont.)

An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus affect the company’s financial condition and operating results.

2.	Employee benefits

The present value of the company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits. The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

3.	Fair value of an option to sell shares of an associated company

The company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss.

In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The company strives to establish a fair value that is as objective as possible, but at the same time the process of establishing the fair value includes some objective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

4.	Measurement at fair value on account of the allocation of the cost of acquisition

For the purpose of allocating the cost of acquisition and determining the fair value of the tangible and intangible assets and the liabilities of the consolidated subsidiaries at the date of consolidation, the Company’s management based itself primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required know-how, experience and expertise.

The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was employed, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (Cont.)

4.	Measurement at fair value on account of the allocation of the cost of acquisition (cont.)

In determining the fair value, the business/operational risk associated with the company’s operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the company operates, while part of the risk stems from the Company’s specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company’s management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for employing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group’s situation and results of operation.

For additional details regarding the Group’s use of measurement of fair value on account of the allocation of cost of acquisition, see Note 5.

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

a.	On March 19, 2009 a dividend in the amount of NIS 32.77 million was received from an associated company in respect of a preferred share that was allotted during the first quarter of 2009, which allows the Company to receive dividend in accordance with the resolution of the Board of Directors of the associated company.

b.	On February 26, 2009 a dividend was declared by an associated company in the amount of $10 million out of the unauthorized profits for 2008. The Company’s share in the dividend is NIS 20.8 million.

c.	On March 19, 2009 capital note in the amount of NIS 32.77 million was repaid by the company for an associated company (See also note 7 below).

NOTE 5	–	FIXED ASSETS

Acquisition of items of fixed assets

During the period of three months ended March 31, 2009 and March 31, 2008, the company became committed in agreements to purchase fixed assets at a cost of approximately NIS 118,195 thousands and NIS 57,985 thousands, respectively.

Most of the acquisitions of the fixed assets during the first half of the year in sum of NIS 103,064 thousand were made for Machine 8- a new machine for the packaging paper system. Total suppliers’ credit from acquired fixed assets amounted to NIS 9,491 thousands as of March 31, 2009 (and NIS 17,261 thousands as of December 31, 2008).

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 6	–	SHARE BASED PAYMENT

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 285,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 32,250 options as a pool for the future grant to officers and employees of investees, subject to the approval of the board of directors.

Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 0.3 million. This amount will be charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	123.9

Exercise price (NIS)	223.965

Anticipated volatility(*)	31.01%

Length of life of the options (years)	3-5

Non risk interest rate	6.30%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

NOTE 7	–	OTHER INCOME (EXPENSES)

a.	On March 19, 2009 the Company recorded income of NIS 16.3 million in respect of a dividend paid to the company only, which was distributed to the Company by an associated company against the allocation of preferred shares, as stated in note 4 above.

b.	The Company recorded other expenses in the amount of NIS 3 million in respect of a revaluation of PUT option on an associated company.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 8	–	INCOME TAX CHARGE

The effective tax rate for the three months period ended March 31, 2009 is approximately 71% because of tax provision for occasions at the financial statements report period and because of non-deductible expenses such as revaluation of PUT option for investee and other non-deductible expenses.

NOTE 9	–	SEGMENT INFORMATION

The Group has been implementing IFRS 8 “operating segments” (hereinafter –“IFRS 8”) as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group’s components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

In contrast, the previous standard (IAS 14 “segment reporting”) required an entity to identify two segment systems (business and geographic), based on the risk-reward approach, while the internal financial reporting system for the key managerial staff of the entity served only as the starting point for the identification of said segments.

Following the adoption of the new standard the Group identified reportable segments that were different than those presented in previous reporting periods.

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

For the purpose of tracking the performance of segments and allocating resources among them, the chief operational decision-maker monitors the tangible, intangible and financial assets of each segment. All assets are allocated to the different segments except for investment in associated companies, other financial assets and deferred tax assets.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods were restated on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 9	–	SEGMENT INFORMATION (cont.)

	Three months ended March 31, 2009
	(Unaudited)
	Paper and recycling		Marketing of office supplies		Packaging and carton products	Adjustments to consolidation		Total
	Jan-march 2009	Jan- march 2008	Jan-march 2009	Jan- march 2008	Jan-march 2009	Jan-march 2009	Jan- march 2008	Jan-march 2009	Jan- march 2008

Sales to external customers	62,641	109,512	36,424	33,007	130,816	-	-	229,881	142,519
Sales between Segments	17,824	-	269	165	1,651	(19,744)	(165)	-	-

Total sales	80,645	109,512	36,693	33,172	132,467	(19,744)	(165)	229,881	142,519

Segment results	15,079	16,866	917	595	3,878	(1,362)	-	18,512	17,461

Finance income								3,031	1,894
Finance expenses								7,581	8,701
Share in profit of associated companies, net								15,048	14,633

Profit before taxes on income								29,010	25,287

	Year ended December 31, 2008
	Paper and recycling	Marketing of office supplies	Marketing of office supplies	Adjustments to consolidation	Total

Sales to external customers	382,250	130,354	160,880	-	673,484
Sales between Segments	24,517	760	2,216	(27,493)	-

Total sales	406,767	131,114	163,069	(27,493)	673,484

Segment results	37,773	3,233	(3,848)	(1,807)	35,351

Finance income					12,069
Finance expenses					27,112
Share in profit of associated companies, net					51,315

Profit before taxes on income					71,623

As to purchasing fixed assets at paper and recycling segment (purchasing of new machine for the packaging paper system) – see note 5 above.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 10	–	RECLASSIFICATION

Comparative figures related to employee benefits sections as of March 31, 2008 and December 31, 2008 were reclassified in these financial statements as follows:

a.	On December 31, 2008 NIS 17,478 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities.

b.	On December 31, 2008 NIS 1,119 thousand were reclassified from other payables to employee benefit obligations in current liabilities.

c.	On March 31, 2008 NIS 2,819 thousand were reclassified from other payables to employee benefit obligations in non-current liabilities.

d.	On March 31, 2008 NIS 513 thousand were reclassified from employee benefit assets to employee benefit obligations in non-current liabilities.

e.	On March 31, 2008 NIS 11,851 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities.

Enclosed please find the financial reports of the following associated companies:

–	Mondi Hadera Paper Ltd.

–	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st’ Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 4

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

To the shareholders of
Mondi Hadera Paper Ltd.

Report on review of Interim Financial Information for the Three Months Ended March 31, 2009

Introduction

We have reviewed the accompanying statement of financial position of Mondi Hadera Paper Ltd. (“the Company”) as of March 31, 2009 and the related statements of income, statement of comprehensive income, changes in equity and cash flows for the three months period then ended. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970. Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Company”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Israeli Standards on Auditing , and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” .

In addition to the aforementioned in the previous section, Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

April 27, 2009
Haifa, Israel.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	March 31,		December 31,
	2009	2008	2008

Assets

Current assets
Cash and cash equivalents	16,115	5,927	13,315
Financial assets carried at fair value through profit or loss	1,400	811	2,382
Trade receivables	186,517	202,162	168,911
Other receivables	1,252	2,946	1,379
Inventories	115,085	120,719	140,002

Total current assets	320,369	332,565	325,989

Non-current assets
Property, plant and equipment	152,880	155,970	154,441
Goodwill	3,177	3,177	3,177
Long term trade receivables	251	538	355

Total non-current assets	156,308	159,685	157,973

Total assets	476,677	492,250	483,962

Equity and liabilities

Current liabilities
Short-term bank credit	119,210	102,087	105,388
Current maturities of long-term bank loans	15,847	14,456	15,768
Capital notes to shareholders	-	5,093	-
Trade payables	73,510	98,099	97,293
Hadera Paper Ltd. Group, net	63,249	74,340	69,614
Other financial liabilities	5,471	-	5,512
Current tax liabilities	86	96	107
Other payables and accrued expenses	19,593	19,770	13,529
Accrued severance pay, net	249	46	214

Total current liabilities	297,215	313,987	307,425

Non-current liabilities
Long-term bank loans	20,517	35,969	23,484
Deferred taxes	25,538	20,781	24,274
Employees Benefits	7,230	6,309	6,221

Total non-current liabilities	53,285	63,059	53,979

Commitments and contingent liabilities

Shareholders' equity
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	(3,120)	929	(3,150)
Retained earnings	85,944	70,922	82,355

	126,177	115,204	122,558

Total equity and liabilities	476,677	492,250	483,962

—————————————— D. Muhlgay Finance Director	—————————————— A. Solel Managing Director	——————————————————— R. Starkov Chairman of the Supervisory Board

Approval date of the interim financial statements: April 27, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008
	(Unaudited)

Revenue	182,032	205,141	732,347
Cost of sales	163,116	(*) 183,005	649,640

Gross profit	18,916	22,136	82,707

Operating costs and expenses
Selling expenses	10,917	(*) 9,423	38,293
General and administrative expenses	2,649	3,122	9,740
Other income (expenses)	(55)	(45)	584

	13,511	12,500	48,617

Operating profit	5,405	9,636	34,090

Finance income	(1,134)	(4,062)	(5,889)
Finance costs	1,697	3,261	13,496

	563	(801)	7,607

Profit before tax	4,842	10,437	26,483

Income tax charge	1,253	2,514	7,127

Profit for the period	3,589	7,923	19,356

(*) Reclassified (see note 2D)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008
	(Unaudited)

Profit for period	3,589	7,923	19,356

Cash flow hedges, net	(938)	-	(4,079)
Transfer to profit or loss from equity on cash flow hedge	968	-	-

Total comprehensive income for the period (net of tax)	3,619	7,923	15,277

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Premium	Capital Reserves	Retained earnings	Total

Three months ended March 31, 2009
(Unaudited)
Balance - January 1, 2009	1	43,352	(3,150)	82,355	122,558
Total comprehensive income for the period	-	-	30	3,589	3,619

Balance - March 31, 2009	1	43,352	(3,120)	85,944	126,177

Three months ended March 31, 2008
(Unaudited)
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Total comprehensive income for the period	-	-	-	7,923	7,923

Balance - March 31, 2008	1	43,352	929	70,922	115,204

Year ended December 31, 2008
Changes during 2008:
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Total comprehensive income for the Year	-	-	(4,079)	19,356	15,277

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 8

Cash flows - operating activities
Profit for the year	3,589	7,923	19,356
Adjustments to reconcile net profit to net
cash used in operating activities (Appendix A)	(10,123)	5,328	28,792

Net cash (used in) provided by operating activities	(6,534)	13,251	48,148

Cash flows - investing activities
Acquisition of property plant and equipment	(1,464)	(1,779)	(10,608)
Proceeds from sale of property plant and Equipment	165	-	288
Interest received	40	90	415

Net cash used in investing activities	(1,259)	(1,689)	(9,905)

Cash flows - financing activities
Short-term bank credit, net	13,822	327	3,628
Repayment of long-term bank loans	(2,799)	(2,028)	(14,024)
Repayment of capital notes to shareholders	-	-	(5,700)
Interest paid	(1,259)	(2,884)	(10,852)

Net cash provided by (used in) financing activities	9,764	(4,585)	(26,948)

Increase in cash and cash equivalents	1,971	6,977	11,295
Cash and cash equivalents at the beginning of the
financial period	13,315	323	323
Net foreign exchange difference on cash and cash equivalents	829	(1,373)	1,697

Cash and cash equivalents of the end of the financial period	16,115	5,927	13,315

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Three months ended March 31,		Year ended December 31,
		2 0 0 9	2 0 0 8	2 0 0 8

A.	Adjustments to reconcile net profit to net cash (used in)
	provided by operating activities

	Finance expenses (income) recognized in profit and loss, net	563	(801)	7,607
	Taxes on income recognized in profit and loss	1,253	2,514	7,127
	Depreciation and amortization	2,915	2,909	11,649
	Capital loss (gain) on disposal of property plant and equipment	(55)	-	584

	Changes in assets and liabilities:
	(Increase) Decrease in trade receivables and other receivables	(14,850)	(14,261)	21,652
	Decrease in inventories	24,917	22,647	2,551
	Decrease in trade and other payables, and accrued expenses	(18,479)	(10,889)	(20,776)
	(Decrease) Increase in Hadera Paper Ltd. Group, net	(6,365)	3,231	(1,495)

		(10,101)	5,350	28,899

	Income tax paid	(22)	(22)	(107)

		(10,123)	5,328	28,792

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. ("NL" or the "Parent Company") (50.1%) and Hadera Paper Ltd. (49.9%).

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements as of March 31, 2009 and for the three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2008 and for the year then ended, including the notes thereto.

The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except for the impact of the adoption of the Standards and Interpretations described below:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the statement of comprehensive income is presented separated from the income statement.

However, the revised Standard has had no impact on the reported results of financial position of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Recent Accounting Standards

Amendment to IFRS 7 “Financial Instruments Disclosure”

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

At this stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

D.	Reclassification

Comparative figures relating to the three months ended march 31, 2008 were reclassified in these financial statements as follows: NIS 2,012 thousand were reclassified from cost of sales to selling expenses.

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

March 31, 2009	5.574	4.188	110.4
March 31, 2008	5.617	3.553	106.50
December 31, 2008	5.2973	3.8020	110.55

Increase (decrease) during the:	%	%	%

Three months ended March 31, 2009	5.23	10.15	(0.13)
Three months ended March 31, 2008	(0.75)	(7.62)	0.09
Year ended December 31, 2008	(6.4)	(1.14)	3.9

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009

NOTE 3	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	March 31,		December 31,	March 31,		December 31,
	2009	2008	2008	2009	2008	2008
	(Unaudited)			(Unaudited)

Other receivables	-	-	-	-	-	370

Trade payables	63,249	74,340	69,614	655	4,266	221

Capital notes to shareholders	-	2,547	-	-	2,547	-

B.	Transactions with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	Three months ended March 31,		Year ended December 31,	Three months ended March 31,		Year ended December 31,
	2009	2008	2008	2009	2008	2008
	(Unaudited)			(Unaudited)

Sales	5,214	3,222	14,862	-	-	-

Purchases of goods	-	-	-	526	839	2,895

Cost of sales	21,948	22,880	88,815	532	732	2,660

Sales, general and administrative expenses	818	678	2,703	-	-	-

Financing expenses, net	169	938	3,703	-	58	232

C.	(1)	The Company leases its premises from Hadera paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neuseiedler Gmbh.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

To the shareholders of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2008

Introduction

We have reviewed the accompanying statement of financial position of Hogla Kimberly LTD. (“the Company”) as of March 31, 2009 and the related statements of income, statement of comprehensive income, changes in equity and cash flows for the three months period then ended. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970. Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with accounting standard No. 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Company”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Israeli Standards on Auditing , and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” .

In addition to the aforementioned in the previous section, Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel
April, 30 2009

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	As of March 31,			As of December 31,
	2 0 0 9	2 0 0 8		2 0 0 8
	(Unaudited)

Current Assets
Cash and cash equivalents	20,395		26,190		23,219
Trade receivables	321,778	(*)	286,870		264,918
Inventories	226,651		184,767		234,841
Current tax assets	125		10,900		137
Capital note of shareholder	-		31,600		32,770
Other current assets	9,359	(*)	5,918		6,340

	578,308		546,245		562,225

Non-Current Assets
VAT Receivable	40,669		35,299		41,423
Property plant and equipment	322,035		296,090		317,174
Goodwill	18,582		19,940		18,708
Employee benefit asset	343		-		343
Deferred tax assets	4,979		10,428		4,389
Prepaid expenses for operating lease	1,861		1,990		1,894

	388,469		363,747		383,931

	966,777		909,992		946,156

Current Liabilities
Borrowings	57,096		96,611		52,718
Trade payables	302,982	(*)	254,667		286,835
Employee benefit obligations	13,680	(*)	10,323	(*)	11,241
Current tax liabilities	6,129		-		5,413
Dividend payables	41,730		-		-
Other payables and accrued expenses	50,812	(*)	44,489		44,023

	472,429		406,090		390,797

Non-Current Liabilities
Borrowings	53,195		77,098		59,044
Employee benefit obligations	8,222	(*)	5,930	(*)	7,879
Deferred tax liabilities	38,401		39,576		38,014

	99,818		122,604		104,937

Capital and reserves
Issued capital	265,246		265,246		265,246
Reserves	(58,087)		(48,026)		(57,680)
Retained earnings	187,371		164,078		233,423

	394,530		381,298		440,989

	966,777		909,992		946,156

(*) Reclassified

—————————————————	—————————————————	—————————————————
Z. Livnat	O. Lux	A. Schor
Vice-Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: April 30, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)

Revenue	437,817	405,330	1,608,576
Cost of sales	301,839	276,817	1,097,567

Gross profit	135,978	128,513	511,009

Operating costs and expenses
Selling and marketing expenses	78,367	78,402	308,737
General and administrative expenses	17,672	20,042	66,519

Operating profit	39,939	30,069	135,753

Finance expenses	(5,871)	(5,313)	(12,355)
Finance income	4,397	6,237	13,702

Profit before tax	38,465	30,993	137,100
Income taxes charge	(10,017)	(10,711)	(47,473)

Profit for the period	28,448	20,282	89,627

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)

Profit for period	28,448	20,282	89,627
Exchange differences arising on translation of foreign operations	(1,491)	(40,096)	(52,096)
Cash flow hedges	2,708	(1,105)	(572)
Transfer to profit or loss from equity on cash flow hedge	(1,261)	1,356	4,081
Income tax relating to components of other comprehensive income	(363)	(75)	(987)

Other comprehensive income for the period (net of tax)	(407)	(39,920)	(49,574)

Total comprehensive income for the period	28,041	(19,638)	40,053

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
March 31, 2009 (unaudited)

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Total comprehensive income	-	-	(1,491)	1,084	28,448	28,041
Dividend	-	-	-	-	(74,500)	(74,500)
Balance - March 31, 2009	29,638	235,608	(60,344)	2,257	187,371	394,530

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
March 31, 2008 (unaudited)

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(40,096)	176	20,282	(19,638)

Balance - March 31, 2008	29,638	235,608	(46,853)	(1,173)	164,078	381,298

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(52,096)	2,522	89,627	40,053
Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008
	(unaudited)

Cash flows - operating activities
Profit for the period	28,448	20,282	89,627
Adjustments to reconcile operating profit to net cash
provided by operating activities (Appendix A)	(13,841)	(30,196)	12,972

Net cash generated by (used in)
operating activities	14,607	(9,914)	102,599

Cash flows - investing activities
Acquisition of property plant and equipment	(13,669)	(7,148)	(53,334)
Proceeds from disposal of Property plant and equipment	22	128	4,851
Repayment of capital note by shareholders	32,770	-	-
Interest received	127	205	1,525

Net cash used in investing activities	19,250	(6,815)	(46,958)

Cash flows - financing activities
Dividend paid	(32,770)	-	-
Borrowings received (paid)	(5,849)	77,098	82,947
Short-term bank credit	4,371	(52,896)	(124,286)
Interest paid	(1,747)	(1,225)	(8,353)

Net cash
Provided by (used in) financing activities	(35,995)	22,977	(49,692)

Net increase in cash and cash equivalents	(2,138)	6,248	5,949
Cash and cash equivalents - beginning of period	23,219	23,082	23,082
Effects of exchange rate changes on the
balance of cash held in foreign currencies	(686)	(3,140)	(5,812)

Cash and cash equivalents - end of period	20,395	26,190	23,219

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

		Three months ended March 31,		Year ended December 31,
		2 0 0 9	2 0 0 8	2 0 0 8

A.	Adjustments to reconcile operating profit to net
	cash generated (used) by operating activities

	Finance expenses paid, net.	1,620	1,020	6,828
	Taxes on income recognized in profit and loss	10,017	10,711	47,473
	Depreciation and amortization	5,951	6,956	24,367
	Capital loss on disposal of property, plant and equipment	461	280	2,878
	Effect of discounting capital note to shareholder	-	(390)	(1,560)

	Changes in assets and liabilities:

	Decrease (Increase) in trade receivables	(50,949)	(27,287)	5,465
	Decrease (Increase) in other current assets	(3,055)	4,542	3,872
	Decrease (Increase) in inventories	7,954	(12,298)	(66,659)
	Increase (decrease) in trade payables	13,182	(6,681)	18,407
	Net change in balances with related parties	(1,150)	2,127	1,339
	Increase (decrease) in other payables and accrued expenses	8,729	2,944	(1,073)
	Decrease (increase) in other long term asset	463	(42)	(9,163)
	Change in employee benefit obligations, net	2,790	(366)	9,682

		(3,987)	(18,484)	41,856

	Income taxes received	-	-	7,065
	Income taxes paid	(9,854)	(11,712)	(35,949)

		(13,841)	(30,196)	12,972

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	–	Hogla-Kimberly Ltd.

The Group	–	the Company and its Subsidiaries.

Subsidiaries	–	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	–	as defined by IAS 24.

Interested Parties	–	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	–	as defined in the Israeli Securities law and Regulations 1968.

NIS	–	New Israeli Shekel.

CPI	–	the Israeli consumer price index.

Dollar	–	the U.S. dollar.

YTL	–	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The unaudited condensed interim consolidated financial statements as of March 31, 2009 and for the three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2008 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except for the impact of the adoption of the Standards and Interpretations described below:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the statement of comprehensive income in presented in separate from the income statement.

However, the revised Standard has had no impact on the reported results of operations and the financial position of the Group.

D.	Recent Accounting Standards

Amendment to IFRS 7 “Financial Instruments Disclosure”

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

At this stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 17 “Leases”

The amendment determines that land and building leased will be classified in accordance to general classification instructions to each component, therefore land leases from the Israeli land administration could be classified as finance lease.

The amendment is effective commencing January 1, 2010, early adoption is permitted. At this stage management is examining the effect of this amendment on the group’s financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Recent Accounting Standards (cont.)

Annual improvements issued by the IASB

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 “Employee Benefits” were amended as part of the May 2008 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected cost of unused, accumulated compensated absences as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

For the affect of the amendment on the company’s results and financial position for31 December 31 2008, 31 March 2008 and the periods then ended see note 7.

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

March 31, 2009	1,687	4.1880	110.29
March 31, 2008	1,334	3.553	106.50
December 31, 2008	1,521	3.802	110.44

Increase (decrease) during the:	%	%	%

Three months ended March 31, 2009	10.9	10.15	(0.14)
Three months ended March 31, 2008	13.4	(7.62)	0.10
Year ended December 31, 2008	29.38	(1.14)	3.8

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS

1.	Hogla-Kimberly issued one preference Share to Hadera Paper Ltd, which gives Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

On March 19, 2009 Hogla-Kimberly distributed dividend in the amount of NIS 32.77 million to the holder of the preference share.

2.	On March 19, 2009 Hadera Paper Ltd repaid the capital note to the company in the amount of NIS 32.77 million.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

3.	On February 26, 2009 the board of directors decided to distribute Dividend in the amount of Dollar 10 million from the unapproved enterprise retained earnings of 2008 to the holders of the ordinary shares.

NOTE 4	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	March 31,		December 31,
	2009	2008	2008
	(Unaudited)

Trade receivables	36,228	24,295	30,212

Capital note - shareholder	-	31,600	32,770

Trade payables	91,848	58,851	79,683

B.	Transactions with Related Parties

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008
	(Unaudited)

Sales to related parties	67,299	45,076	216,841

Cost of sales	82,562	46,311	268,476

Royalties to the shareholders	8,030	7,523	29,584

General and administrative expenses	3,331	2,980	12,488

NOTE 5	–	INCOME TAX CHARGE

The effective tax rate for the three months period ended March 31, 2009 is 26%.

NOTE 6	–	RECLASSIFICATION

Comparative figures as of march 31, 2008 were reclassified in these financial statements as follows:

1.	NIS 20,535 thousand were reclassified from other payables and accrued expenses to trade receivables.

2.	NIS 2,040 thousand were reclassified from other current assets to trade payables.

3.	NIS 974 thousand were reclassified from other payables and accrued expenses to employee benefit obligations in non-current liabilities, and NIS 10,323 thousand were reclassified from other payables and accrued expenses to employee benefit obligations in current liabilities.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2008

NOTE 7	–	EFFECT OF IAS 19 AMENDMENT

NIS 9,433 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities.